SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


www.voegol.com

Linhas aéreas inteligentes

Public meeting with analysts and investors – APIMEC
December, 2014

Constantino de Oliveira Junior

Chairman

Revenue

Net revenue in R$ MM



CAGR 34%
230
678
1.401
1.961
2.669
3.802
4.967
6.406
6.025
6.979
7.539
8.104
8.956
10.065
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Sep/14 LTM

Fleet



Boeing 737
CAGR 22%
10
16
18
27
42
65
106
106
108
114
123
125
137
138
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Sep/14 LTM

Passengers transported

in MM of passengers


CAGR 26%
2
4
8
9
13
17
24
26
28
33
36
39
36
39
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Sep/14
LTM

at a glance



Latin America's **largest**
low-cost / best fare carrier

at a glance

69 destinations of which
15 International in South America, Caribbean and United States served by GOL

910 flights per day

700 destinations served by Smiles



at a glance

39 million passengers transported in the last twelve months

Market share of


36%

in the Domestic market


#1 in Brazil

Standard and modern fleet

138 Boeing 737 Next Generation
7 years average age


voegol.com
GOL
PR-GXB

Smiles as a separate business

| **10 million** members

| **50 thousand** new members every month

| More than **40 billion** miles accrued per year*

| More than **30 billion** miles redeemed per year*

| Smiles share price up **117.5%** since the IPO



* considers LTM on 3Q14

at a glance

Cargo operations

over **3,500** cities in Brazil and **6** abroad


Gollog
Serviço de cargas aéreas
Gollog
2161 - 7100

Means of transportation in Brazil

Domestic travel > 75km


98MM Pax
72%
28%
2003
140MM Pax
59%
41%
2013

Average ticket price

In R$



558
408
563
406
332
310
312
327
304
275
299
258
243
213
199
229
2006
2007
2008
2009
2010
2011
2012
2013
Industry average price
GOL's average price

Vision

"To be the best airline to fly with, work for and invest in."

Linhas aéreas inteligentes


www.voegol.com

Public meeting with analysts and investors – APIMEC
December, 2014

Paulo Sérgio Kakinoff
CEO

"The GOL effect" in the airline industry

~ 300 million tickets issued by GOL

14 million passengers flew for the first time with GOL


CAGR GOL
CAGR Industry
25%
5%
36
38
36
41
48
51
56
57
65
79
91
98
98
105
2
4
8
9
13
17
24
26
28
33
36
39
36
39
34
34
28
32
35
34
32
31
37
46
55
59
62
66
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Sep/14 LTM

Challenging scenario 2010 to 2012



Domestic industry supply growth (ASK)
102,030
+17%
119,337
2010
2012



Economy slowdown (GDP)
7.50%
-6.6 p.p.
0.90%
2010
2012



Devaluation of Brazilian Real
1.76
+11%
1.95
2010
2012



Jet Fuel prices increasing
1.56
+45%
2.26
2010
2012

Flight Plan

Altitude
2014

Back on Track
2013

Restructuring
2012

Flight Plan


Restructuring
2012
EBIT margin
-11%
voegol.com

Focus on cost and efficiency


Capacity reduction (ASK)
-15%
Main Competitor
GOL
2011
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep/14


Workforce adjustment
-20%
20,525
17,676
16,319
16,354
2011
2012
2013
3Q14

Focus on cost and efficiency

Winding up of Webjet's activities

- Extinguish flight operations
- Redelivery of Boeing 737-300 aircraft (30% less efficient on fuel consumption)

Capacity flexibility

- GOL has managed its capacity by subleasing aircraft to foreign carriers during the low season in the Southern hemisphere



transavia.com

Stable fleet planning



#130 aircraft to be delivered until 2026
6
6
9
5
104
2015
2016
2017
2018
...until 2026

GOL's CASK benchmark

CASK ex-fuel adjusted by stage length, US$ cents


8,3
5,7
7,4
6,1
6,1
4,5
5,5
8,3
5,8
7,9
6,7
6,4
4,5
8,0
6,0
7,8
5,9
7,0
5,5
8,6
5,8
7,6
6,2
6,5
5,0
8,0
5,9
7,1
6,0
6,3
3Q13
4Q13
1Q14
2Q14
3Q14
GOL
TAM
Southwest Airlines
Alaska Airlines
Copa Airlines
jetBlue Airways

Operational performance and productivity gains

Human Resources


21
18
16
16
+ 67,6%
367
458
549
615
2011
2012
2013
3Q14 LTM
Net Revenue per employees (000)
Employees (000)


21
18
16
16
+ 37,3%
1.658
2.059
2.125
2.276
2011
2012
2013
3Q14 LTM
RPK per Employees
Employees (000)

Operational performance and efficiency gains

Operations


326
349
316
315
+ 38,3%
23.122
23.247
28.301
31.979
2011
2012
2013
3Q14 LTM
Net revenue per flights (BRL)
Flights (000)


1,60
1,66
1,51
1,52
- 12,9%
46,92
45,47
43,59
40,86
2011
2012
2013
3Q14 LTM
Liters ('000) per RPK
Fuel liters (in million)

Flight Plan

Back on Track

2013

EBIT margin
3%


voegol.com
GOL

EBIT margin evolution

How did GOL achieve a 14 p.p. improvement in 2013 over 2012?



in R$ MM
+1,172
3,0%
266
-906
-11.2%
2012
2013

Optimized route network

GOL
Linhas aéreas inteligentes

- Special focus on the corporate market
- Strengthening of position at the main airports
- International network: preference for times with the largest number of connections in GRU, including with our partners


PUJ
BGI
AUA
CUR
CCS
BVB
MCP
MAO
STM
BEL
SLZ
FOR
FEN
MAB
THE
IMP
JDO
NAT
JPA
CZS
PVH
RBR
MCZ
CGB
VVI
CGR
MGF
SDU
GRU
ASU
JOI
POA
COR
ROS
EZE

Improved flight experience


1 Easy search and purchase
2 Remote Check-in
3 New visual identity and *Count on Me*
4 Express Bag Drop
5 *Fast Travel*
6 Flight experience
7 Satisfaction survey (SMS)
GOL
bagagem
expressa

1 Easy search and purchase

New Website and New mobile app



Smiles
GOL

2 Remote Check-in


Easy and fast flight anticipation
IBM
AUTOATENDIMENTO

2 Remote Check-in




check-in
inteligente

Fast and easy **intelligent check-in**


Smiles
GOL


GOL
CARTÃO DE EMBARQUE
Nome
TESTE CHECK-IN

3 New visual identity and Count on Me

New airport visual identity


GOL
“Count on me“


GOL
autoatendimento
self-service

3 New visual identity and Count on Me



④ Express Bag Drop





5 Fast Travel


assistência especial
atendimento prioritário
Smiles
grupos
grupo 1 | grupo 2 | grupo 3
GOL


IATA
FAST TRAVEL PROGRAM
Congratulates
GOL Linhas Aéreas Inteligentes S.A.
For Achieving
GREEN
Aeroporto de São Paulo/Congonhas

6 Flight experience


Greater comfort and an even better flying experience
GXB
98%
of the fleet with GOL+

6 Flight experience

Even more leg room and recline

GOL+ Comfort Seats


+ recline
30 inches
34 inches

6 Flight experience

Market leader in **ANAC's A Seal** for comfort seats supply


42%

of the total industry supply


SELO DIMENSIONAL
ANAC
GOL+
Conforto


A
B
C
D
E
A

6 Flight experience



New products in
GOL's *buy on board* service

20,000 meals sales average daily

7 Satisfaction survey (SMS)

SMS satisfaction survey from 0 (low)-10 (high) points


Survey:
Excellent:
Good:
Fair:
Poor:


7,4
8,0
2013
9M14

Leader in on time performance

% of on time flights


53 ON TIME
27 ON TIME
91.8%
91.2%
93.7%
92.9%
93.5%
92.0%
GOL
Industry average
2012
2013
Jan-SeP 2014

Business travel




GOL
Linhas aéreas inteligentes
31,8%
1

Source : Abracorp

Strategic alliances

Virtual network with **9** CodeShare and **78** Interline agreements



DELTA
GOL's shareholder
(3% of total capital)
IBERIA
AIR FRANCE KLM
GOL's shareholder
(1.5% of total capital)
TAP
Alitalia
QATAR
AIRWAYS
ETIHAD
AIRWAYS
AEROMEXICO
Aerolíneas Argentinas

↔ CodeShare two-way

Consolidation of strategic partnerships


DELTA
SKYMILES


KLM
FLYINGBLUE

- Combined network reaches **99% of demand** between Brazil and USA
- **Two-Way Codeshare implemented in 2013**
- Approximately **400** destinations, over 62 countries
- Exclusive benefits for **SkyMiles and SMILES Diamond customers**

- **Codeshare agreement,** connecting **318 destinations** in more than **115 countries**
- Even more benefits for **SMILES and Flyingblue** Passengers
- Joint **commercial** and **promotional** actions
- **Aditional synergies** in customer service, maintenance and logistical support

International revenue

15 international destinations in South America, Caribbean and USA

2014: Increase in USA frequencies (Campinas-Miami), new flights to Santiago (Chile)


International revenue
in R$ MM
13% on 3Q14
+ 597
11,3%
8,7%
6,6%
1,134
728
537
3Q12 LTM
3Q13 LTM
3Q14 LTM
International revenue
% of total revenue


Successful expansion in international flights
72.5% on 3Q14
+ 39%
64,1%
61,4%
68,3%
4,218
5,235
5,857
3Q12 LTM
3Q13 LTM
3Q14 LTM
ASK
Load factor

Regional Market - GOL

GOL
Linhas aéreas inteligentes

2001
Maringá

2004
Joinville

2005
Caxias do Sul
Ilhéus
Petrolina
Presidente Prudente

2006
Campina Grande
Chapecó
Imperatriz
Juazeiro do Norte
Santarém

2007
Cruzeiro do Sul
Marabá
Fernando de Noronha

2010
Baurú
Montes Claros

2014
Caldas Novas
Altamira
Carajás
Bonito*


20 regional destinations

37% of supply betwen capital and regional destinations

27% of supply betwen regional destinations

11M Pax transported in the regional system

Market categories ANAC 1,2,3
Gol / Total Market

* Operation in high season

Fuel and carbon solutions

RNP AR: Required Navigation Performance



Ground-based Navigation
RNP Services
GOL
&
BOEING
GE Aviation

Benefits

- Fuel economy
- Straight-in approach
- Time reduction on shuttle flights

Fuel and carbon solutions


16
Fuel and carbon initiatives

Fuel burn optimization

Less greenhouse gas emissions

Fuel and carbon solutions


16
Fuel and carbon initiatives


CO_2 emission reduction
12.3

in million tons.


Savings in money
12.1

in million Reais

Fuel and carbon solutions


16
Fuel and
carbon
initiatives

|Less **218 tons** of CO^2 emissions

|**487,749 liters** of biofuel used

|**200 flights** using biofuel until July 31


Voando Verde
GOL
BOEING
BID

Altitude

2014



GOL accounted for 53% of the industry's growth


Rational supply
Domestic ASK*
32,817
31,876
-2.9%
86,324
86,201
-0.1%
9M13 9M14 9M13 9M14
GOL
Industry
Increase in demand and load factor
Domestic RPK*
22,676
24,550
8.3%
64,943
68,448
5.4%
9M13 9M14 9M13 9M14
GOL
Industry
Domestic load factor (%)
69.1
77.0
7.9 p.p.
75.2
79.4
4.2 p.p.
9M13 9M14 9M13 9M14
GOL
Industry

*Values in millions of seat-kilometers
Source: ANAC Data

GOL is leader in number of passengers boarded in 2014

Development of number of passengers in the domestic market



9M13
9M14
+ 11%
23,454
23,618
13,757
4,326
65,894
26,015
+2,560
23,634
14,797
5,047
70,348
GOL
Competitor 1
Competitor 2
Competitor 3
Industry
GOL
Competitor 1
Competitor 2
Competitor 3
Industry

Pax boarded in million
Source: ANAC

Focus on increasing RASK



In cents of R$
RASK
Ancillary Revenues
+47.5% QoQ
+ 12.6%
16,9
15,7
17,9
21,5
19,9
20,5
20,2
PRASK
+ 9.4%
15,5
14,1
16,4
19,3
18,2
18,4
17,9
LOAD FACTOR - %
+ 8.1 p.p.
68.0
69.0
70.2
75.6
76.8
76.0
78.3
YIELD
-1.9%
23.0
20.9
23.6
25.8
23.9
24.4
23.1
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

Enhanced IOSA 2014

IATA Operational Safety Audit



RECERTIFICAÇÃO
IOSA
SEGURANÇA


IATA

VRG Linhas Aéreas S/A – Grupo GOL

IOSA Operator

IATA Operational Safety Audit Program (IOSA)

- GOL's first certification occurred in 2008 and was continued recertified in 2010 and 2012
- 2014: recertification achieved and valid till 2016

As a result of more than...

943

GOL by the Team of Eagles


www.voegol.com

Linhas aéreas inteligentes

Public meeting with analysts and investors – APIMEC
December, 2014

Edmar Lopes
CFO

Increase on EBIT and EBITDAR margins



EBIT (R$MM) and EBIT margin (LTM)
+752
-254
266
309
382
497
-3,0%
3,0%
3,3%
3,9%
4,9%
3Q13
4Q13
1Q13
2Q14
3Q14



EBITDAR (R$MM) and EBITDAR margin
+1.138
931
1.526
1.652
1.792
1.883
11,1%
17,0%
17,6%
18,2%
18,7%
3Q13
4Q13
1Q14
2Q14
3Q14

Higher predictability


Less volatility despite macroeconomic scenario
2,49
1,63
135
-271
-75
-34
7
-355
-201
-358
101
-35
37
163
144
38
152
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
EBIT in R$ mm
USD/BRL

Optimization of amortization schedule

Liability Management Initiatives in 3Q14

- Conclusion of buyback of Senior Notes maturing in 2017, 2020 and 2023, totaling US$411 million;
- Issue of US$325 million in Senior Notes at 8.875% maturing in 2022;
- Issue of R$600 million in debentures to reduce Smiles S.A.'s capital by R$1 billion

3Q14 Debt Breakdown

From 2011 to 2013, the Company pre-paid R$1.2 billion in debts



152
47
64
347
165
217
25
303
219
301
13
332
13
391
81
777
75
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
56,7%
USD
43,3%
BRL

** In millions of Brazilian Reais*

Liquidity maintenance

EBITDAR and leverage ratio


10,9x
930,5
1.526,1
6,9x
1.652,3
6,5x
1.792,3
6,2x
1.882,6
6,3x
3Q13 (LTM)
4Q13 (LTM)
1Q14 (LTM)
2Q14 (LTM)
3Q14 (LTM)
EBITDAR
Gross Debt/LTM EBITDAR

* R$ million

Strong cash position


35.1%
34.0%
30.1%
28.7%
27.0%
2,931
3,046
2,822
2,820
2,717
Target 25%
3Q13
4Q13
1Q14
2Q14
3Q14
Cash
Cash/LTM Revenue

Net Result impacted by the exchange rate

In R$ million

Exchange rate variation lead GOL for losses in the quarter



152
30,2
34,4
37,8
-150,1
-78,9
25,4
-270,5
Net Result 3Q14
-245,1
EBIT 3Q14
Financial Revenue
Derivative Results
Income Tax
Debt Interest
Other Financial Expenses
Net Results Exc. Fx
Exchange Rate

Guidance

GOL **review** the guidance for **2014**

2014 Financial guidance	Range		Real jan-sep 2014
Operating Margin (EBIT)	4%	6%	4.6%

New altitude

2015

GOL projects **stable supply** for **2015** in the domestic market


voegol.com
GOL+

Final message

- Focus on executing the Company's strategy
- Best value proposition
- Capacity discipline
- Operating efficiency
- Liquidity maintenance
- Competitive advantage in cost structure and best fares


gol.com

GOL LINHAS AÉREAS INTELIGENTES S.A.

11 Anos

Selo Assiduidade
APIMEC-SP
Ouro
2014

Q&A session


GOL
www.voegol.com

Investor Relations
ri@golnaweb.com.br
+55 11 2128 4700
www.voegol.com.br/ri